February 4, 2013

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Robert F. Telewicz, Jr.

Re:	American Realty Capital Healthcare Trust, Inc. Form 10-K for the year ended December 31, 2011 Filed on February 29, 2012 File No. 333-169075

Dear Mr. Telewicz:

On January 30, 2013, American Realty Capital Healthcare Trust, Inc. (the “Company”) had submitted on its behalf a letter (the “Response Letter”) in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in the letter, dated December 31, 2012, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the Commission on February 29, 2012.

With respect to the Response Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Brian S. Block

Name: Brian S. Block

Title: Executive Vice President and

Chief Financial Officer